

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2018

Jennifer K. Simpson, Ph.D.
President and Chief Executive Officer
Delcath Systems, Inc.
1633 Broadway Suite 22C
New York, NY 10019

>   **Re: Delcath Systems, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed November 30, 2018**
>   **File No. 333-227970**

Dear Dr. Simpson:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2018 letter.

Form S-3 Amended November 30, 2018

Incorporation by Reference, page 2

1.   We note your response to prior comment 2. Please list all documents that satisfy the criteria mentioned in the last clause of your fourth bullet point in this section.

Risk Factors, page 5

2.   Please expand your response to prior comment 1 to tell us where the offer of the shares underlying the pre-funded warrants was registered at the time of your offering of the pre-funded warrants. Also, tell us (1) whether any leak-out agreements entered into in connection with that offering or otherwise present risks that should be disclosed in this

registration statement, and (2) whether you plan to withdraw or amend the post-effective amendment filed April 20, 2018.

Exhibits

3.   Please reconcile your response to prior comment 6 with your reference to subordinated debt securities on page 8 and your reference to "one or more indentures" on page 10. Also, if you intend to register only senior debt securities for sale as indicated in your response, please revise the title of the offered securities in your fee table, on your prospectus cover and elsewhere in your prospectus as appropriate; see Instruction 1 to Regulation S-K Item 202.

        Please contact Caleb French at 202-551-6947 or Russell Mancuso, Legal Branch Chief, at 202-551-3617 with any questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Electronics and Machinery

cc: Jolie Kahn, Esq.